December 23, 2016

Via EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington, D.C. 20549

Attention:     Ms. Melissa N. Rocha
    Senior Assistant Chief Accountant
         Office of Manufacturing and Construction

Re:     Deckers Outdoor Corporation
Form 10-K for Fiscal Year Ended March 31, 2016
Filed May 31, 2016

Dear Ms. Rocha:

This letter is being respectfully submitted by Deckers Outdoor Corporation, a Delaware corporation (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Company’s above referenced Annual Report on Form 10-K (the “Form 10-K”) contained in the Staff letter dated December 12, 2016 (the “Letter”).
The Company’s responses are preceded by a reproduction of the corresponding Staff comment as set forth in the Letter. References in this letter to “fiscal year 2018” are to the fiscal year ending March 31, 2018, references to “fiscal year 2017” are to the fiscal year ending March 31, 2017, and references to “fiscal year 2016” are to the fiscal year ended March 31, 2016.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51
1.We note from your disclosure on page 51 that the use of UGGpureTM had an impact on overall gross margins for the three months ending March 31, 2014. We further note you mentioned in your 2nd quarter 2017 earnings release that you have seen continued stabilization of prices in the sheepskin market, in part due to the impact that you have made by utilizing UGGpure. Tell us how this pricing stabilization and continued utilization has impacted your result of operations for the fiscal years ending March 31, 2015 and March 31, 2016 and quarter ending September 30, 2016.

Company Response:

For several years, the Company has consistently disclosed in its periodic reports that sheepskin is a significant component of its total cost of sales, and that changes in sheepskin prices, during certain reporting periods, have had a material impact on its gross margins and results of operations. The Company has also disclosed that changes in sheepskin prices in the future could continue to have a material impact on its gross margins and results of operations. The two disclosures referred to by the Staff in the comment are just two examples of the Company’s recent disclosure of the impact of sheepskin pricing on the Company’s results

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of operations. As clearly demonstrated by those two examples, the impact that fluctuations in sheepskin pricing has on the Company’s results of operations can change from period to period.

While sheepskin costs continue to be a significant component of the Company’s total cost of sales in any given period, the Company believes that the most important factor related to sheepskin that impacts the Company’s results of operations is the relative cost of the sheepskin from period to period, which impacts gross margin. Accordingly, in those periods where sheepskin costs have fluctuated significantly from period to period, the Company has consistently disclosed and quantified the impact for investors in its periodic reports. However, in those periods where sheepskin costs have not fluctuated significantly from period to period (i.e., where prices have been relatively stable), the Company has sometimes elected not to disclose specific information about sheepskin pricing in its periodic reports.

The Company respectfully submits that, whether changes in sheepskin pricing from period to period constitute a significant trend that warrants disclosure to investors depends, to a large extent, on the magnitude and timing of changes in sheepskin pricing relative to prior periods. It also depends on the other trends and uncertainties facing the business, which may warrant emphasis to ensure investors are focused on the most significant changes impacting the business from period to period. Stated differently, from the Company’s perspective, sheepskin prices do not always change materially from period to period, and even where they do change, those changes may not be the result of trends that are as significant as other trends impacting the business. Due to the complex nature of the Company’s business, and the evolving landscape in which it operates, there are constantly new trends emerging that the Company must assess to determine if they should be disclosed to investors.

Impact of Sheepskin Pricing for Period Ended March 31, 2014 – Form 10-K
The Company respectfully confirms that, for the three month transition period ended March 31, 2014 (the “Transition Period”), its overall gross margin was impacted by reductions in sheepskin prices as compared to the prior year period, which the Company believes was partially the result of the Company’s use of UGGpureTM. By way of background, the Company first introduced UGGpure into some of its products in the fiscal quarter ended September 30, 2013 and so the Company believed it was important to reference UGGpure as one factor that may have impacted sheepskin for the Transition Period. However, while the Company believes UGGpure may have contributed to a reduction in sheepskin pricing, both for the Transition Period and for subsequent periods, the Company has also consistently disclosed that the price of sheepskin is subject to significant fluctuation based on a number of factors, including demand from customers, weather patterns, harvesting decisions, incidence of disease, and the price of other commodities, many of which are not predictable or within the control of the Company (e.g., see “Quantitative and Qualitative Disclosures about Market Risk” at page 62 of the Form 10-K). In addition, the Company disclosed that it employs a number of strategies in an attempt to reduce the impact of fluctuations in sheepskin prices on its results of operations, which include the use of alternative materials such as UGGpure, but also include the use of purchasing contracts and other pricing arrangements (e.g., “Note 7. Commitments and Contingencies” of Notes to Consolidated Financial Statements at page F-27 of the Form 10-K).

As a result of these factors, it is extremely difficult to assess the specific impact that the use of UGGpure (or any other individual factor) has had on the Company’s results of operations with respect to any particular period. Thus, the Company disclosed in the Form 10-K that it believes the use of UGGpure is a qualitative factor that has impacted sheepskin pricing, but did not seek to quantify that impact on any period covered by the Form 10-K. For similar reasons, the Company does not expect to be able to quantify the impact of the use of UGGpure (or other alternative materials) in the future.

Impact of Sheepskin Pricing for Period Ended March 31, 2015
Consistent with the discussion above, sheepskin prices do not always change materially from period to period, and in those periods where sheepskin costs have not fluctuated significantly, the Company has not provided disclosure of specific information about sheepskin pricing or quantified the impact of sheepskin price fluctuations in the relevant periodic reports. The Company respectfully confirms that it assessed the impact of changes in the price of sheepskin for the period ended March 31, 2015 and concluded that the changes did not result in a meaningful impact on the Company’s results of operations and, therefore, did not warrant separate disclosure to investors for that period.

Impact of Sheepskin Pricing for Period Ended March 31, 2016 – Form 10-K
The Company respectfully draws the Staff’s attention to the fact that it did provide disclosure in the Form 10-K about the impact of fluctuations in sheepskin pricing on its gross margins for fiscal year 2016. The Company disclosed that its gross margin was impacted by improved sheepskin costs of approximately $4.0 million (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations - Year Ended March 31, 2016 Compared to Year Ended March 31, 2015 - Gross Profit” at page 41 of the Form 10-K).

In addition, the Company respectfully confirms that, during the earnings call for the fiscal year and fiscal quarter ended March 31, 2016 (the “Q4 FY16 Earnings Call”), the Company specifically commented on the impact on its gross margins of lower product input costs, which it noted were primarily related to sheepskin costs. Finally, during the Q4 FY 16 Earnings Call, the Company provided specific gross margin guidance, and listed reduced sheepskin prices as one of several reasons for its expectation that gross margins would be improved. Accordingly, the Company respectfully submits that it has complied with the Staff’s request to discuss the impact of sheepskin pricing on its results of operations for the fiscal year ended March 31, 2016.

Impact of Sheepskin Pricing for Period Ended September 30, 2016 – Earnings Call

The Company respectfully confirms that, in its earnings call for the fiscal quarter ended September 30, 2016 (“Q2 FY17 Earnings Call”), it did acknowledge that it continues to see stable prices for sheepskin. The Company also respectfully confirms that it considered whether to provide specific disclosure in its Form 10-Q for the fiscal quarter ended September 30, 2016 (the “Form 10-Q”) about the impact of sheepskin pricing on its results of operations for the period. However, since sheepskin pricing was fairly stable for the period as compared to the same period in the prior year, sheepskin pricing did not have any meaningful impact on the Company’s gross margins for the period, and did not significantly impact its results of operations.

However, the Company determined that there were a number of other trends and factors that impacted results of operations for the period that were more significant to its business and to investors. In addition to discussing some of these trends on the Q2 FY17 Earnings Call, the Company provides a discussion of the current trends impacting its business in each of its periodic reports (e.g., “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Trends Impacting our Overall Business” at page 33 of the Form 10-K, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Trends Impacting our Overall Business” at page 19 of the Form 10-Q).

Anticipated Impact of Sheepskin Pricing for Fiscal Year 2018

The Company respectfully confirms that, during the Q2 FY17 Earnings Call, the Company noted that it does not expect sheepskin pricing to have a meaningful impact on gross margins during fiscal year 2018. This statement was intended to clarify to investors that changes in sheepskin pricing is not likely to be a significant trend impacting the Company through fiscal year 2018, and that the Company expects other trends to be more important to the business and to investors.

Acknowledgment
The Company respectfully confirms that, with respect to its future periodic reports, it will continue to assess the impact of changes in the price of sheepskin, including as a result of the Company’s continued utilization of alternative materials for sheepskin such as UGGpure, when preparing its discussion and analysis of its results of operations and will include a discussion of any trends that it believes are material to its business and to investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 59
2.We note that you recognized a $7.5 million increase to allowance for sales returns during the fiscal year 2016 and a $3.1 million increase to allowance for doubtful accounts, which are significant increases over the prior year period and a significant negative impact to income from operations. We further note a similar increase in the amount of discounts taken during 2016 and your disclosure on page 40 which indicates overall net sales were impacted by markdowns, price reductions, chargebacks, sales discounts and sales reserves and page 59 which states that the sales return reserve in 2016 was primarily due to customer returns. Please expand your disclosure to further discuss the reasons your allowances increased significantly during 2016, any material variance in your DSO ratios, the reasons why customers returns were higher in 2016, describe the brands and segments impacted and whether you anticipate this to be an ongoing trend.

Company Response:

The Company’s response to the Staff’s comment, as set forth below, is designed to both confirm certain information already disclosed in the Form 10-K that the Company believes is generally responsive to the Staff’s comment, as well as to provide certain additional information which is directly responsive to the specific requests for supplemental information set forth in the comment.  In this regard, the Company respectfully submits that it believes that the narrative approach taken below provides a more comprehensive response to the issues raised by the comment, and therefore a more useful reference for investors, as compared to providing proposed excerpts designed to augment the Company’s disclosures in the Form 10-K.

Increase to Allowance for Sales Returns During Fiscal Year 2016
The Company respectfully confirms that it recognized a $7.5 million increase to allowance for sales returns during the fiscal year ended March 31, 2016. The Company further confirms that, as discussed in the Form 10-K, this increase to allowance for sales returns reflects a sales return reserve in the fiscal year ended March 31, 2016 that was primarily due to abnormal customer returns. The $7.5 million increase was primarily due to a $6.1 million sales return reserve for UGG domestic wholesale customers. While the Company has a general policy not to accept returns from wholesale customers, it decided to do so in fiscal year 2016 both as a result of lower-than-expected sales due to unseasonably warm weather and in order to clear out wholesale customer inventory of Classic products. Since the Company believes that the vast majority of the sales returns taken in fiscal year 2016 were related to weather conditions and the transition from the Classic, the Company does not currently anticipate a trend of increasing sales returns as a percentage of revenue.

Increase to Allowance for Doubtful Accounts During Fiscal Year 2016 and Impact
The Company respectfully confirms that it did recognize an increase of $3.1 million to allowance for doubtful accounts for fiscal year 2016. The Company respectfully draws the Staff’s attention to its disclosure in the Form 10-K that the allowance for doubtful accounts increased over the prior year as a result of the difficult retail environment experienced by certain of the Company’s customers, which led to an increased risk that the related outstanding receivables may not be collected. In addition, the Company disclosed that it regularly analyzes its customers’ credit-worthiness in determining the amount of reserve set against trade accounts receivable consistent with US GAAP (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Estimates - Allowance for Doubtful Accounts” at page 58 of the Form 10-K). The increase of $3.1 million to allowance for doubtful accounts was primarily attributable to collection issues with one domestic wholesale customer in the amount of $1.5 million, and a bankruptcy reserve for another domestic wholesale customer in the amount of $1.1 million, both of which primarily impacted the UGG brand. As disclosed in the Form 10-K, challenges posed by the difficult and rapidly changing retail environment are a significant trend impacting our industry as a whole, and, as a result, certain of our customers may continue to struggle to pay our invoices in full.

Increase in Amount of Discounts Taken During Fiscal Year 2016 - Promotions Resulting from Weather Conditions
The Company respectfully confirms that it did recognize an increase in the amount of discounts taken during the fiscal year ended March 31, 2016. The Company respectfully draws the Staff’s attention to its disclosure in the Form 10-K confirming that wholesale net sales were negatively impacted by an increase in promotional activity to promote sales that were lower-than-expected due to unseasonably warm weather (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations - Year Ended March 31, 2016 Compared to Year Ended March 31, 2015 - Net Sales” at page 40 of the Form 10-K). The Company further respectfully submits that, in its Q4 FY16 Earnings Call, the Company specifically cited that it had a greater-than-normal level of promotional activity due to unseasonably warm weather that primarily impacted UGG sales. This promotional activity was a principal driver of the increase in the amount of discounts taken during fiscal year 2016.

With respect to the Company’s expectations for the future, the Company further stated in its Q4 FY16 Earnings Call that for fiscal year 2017, it expects revenue to be in the range of flat to down 3% compared to the prior year. Notably, the “flat” revenue assumption is based on an anticipated improvement in the promotional environment and modest improvement in weather conditions relative to those experienced in the third quarter ended December 30, 2015. In contrast, the “3% decline” revenue assumption is based on a similar promotional environment and similar weather conditions to those experienced in the third quarter ended December 30, 2015.

The Company cannot determine at this time whether similar promotions based on unseasonably warm weather will be necessary in the future, but has provided guidance regarding the anticipated range of impacts that may result depending on future weather conditions. Accordingly, the Company respectfully submits that, through the provision of this guidance, it has complied with the Staff’s request to disclose whether the Company anticipates that increased discounts will be an ongoing trend.

Increase in Amount of Discounts Taken During Fiscal Year 2016 - Promotions Resulting from Transition from the Classic to Classic II
The Company respectfully draws the Staff’s attention to its disclosure in the Form 10-K that wholesale net sales were negatively impacted by an increase in promotional activity to clear out inventory that will be phased out in future seasons (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations - Year Ended March 31, 2016 Compared to Year Ended March 31, 2015 - Net Sales” at page 40 of the Form 10-K). The Company respectfully submits that on its Q4 FY16 Earnings Call, as well as on its earnings call for the fiscal quarter ended June 30, 2016 (“Q1 FY17 Earnings Call”), the Company clarifies that the Company was promoting its Classic products to make way for the new Classic II. The Company also clarifies on its Q1 FY17 Earnings Call that the Classic promotions were anticipated to be a one-time event, and that the Company’s goal is to get back to a normal level of promotional activity that would be on seasonal product only, and then continue back to the full-price carryover model that the Company has had in the past. In addition, as the Company has disclosed, the promotions resulting from the transition from Classic to Classic II were unusual because the Classic boot has been a core product offering of the UGG brand for 35 years and, as a result, the Company does not anticipate that the amount of discounts taken for this particular transition will necessarily be indicative of any ongoing trend.

Impact on DSO Ratio
The Company has assessed the impact of the increase in allowance for doubtful accounts, as discussed above, on its DSO ratio for fiscal year 2016 as compared to prior periods and has concluded that the impact has not been material. The Company also confirms that it does not expect any meaningful trend with respect to any changes in its DSO ratio.

Acknowledgment
The Company respectfully confirms that, with respect to its future periodic reports, it will continue to assess changes in its allowances for sales returns, allowances for doubtful accounts and amount of discounts taken when preparing its discussion and analysis of its results of operations and will include a discussion of whether such changes are the result of any ongoing trends to the extent it believes that such trends are material to its business and to investors.

Item 9A. Controls and Procedures, page 63
c) Internal Control over Financial Reporting, page 64
3.You disclose that your new Enterprise Resource Planning System (“ERP”) went live in April 2016. To the extent implementation of this system has affected your internal controls over financial reporting or resulted in any material changes to internal controls over financial reporting, you should provide disclosures required by Item 308(c) of Regulation S-K.

Company Response:

The Company acknowledges that the ERP system went live in April 2016, and that it continues to work towards the full implementation of the ERP. The Company respectfully confirms that the implementation of the ERP did not commence until after the end of fiscal year 2016, and so the implementation did not have a material effect on the Company’s internal control over financial reporting for the period ended March 31, 2016.

In addition, the Company respectfully submits that it has evaluated whether the implementation of the ERP system during fiscal year 2017 has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Consistent with the requirements of Item 308(c) of Regulation S-K, the Company conducted these evaluations as of June 30, 2016 and September 30, 2016. In each case, the Company concluded that the implementation of the ERP system had not materially affected, and was (at the time of such evaluation) not reasonably likely to materially affect, the Company’s internal control over financial reporting as of the end of the relevant period. Furthermore, the Company does not currently expect that the implementation of the ERP system will have a material effect on the Company’s internal control over financial reporting for future periods.

The Company undertakes to continue to assess the impact of the implementation of the ERP system on its internal control over financial reporting, consistent with the requirements of Item 308(c) of Regulation S-K.

* * * * *

In responding to the Staff’s comments in the Letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings notwithstanding any review, comments, action, or absence of action by the Staff.

If you have any questions or if we can provide any additional information, please feel free to contact Thomas Garcia, Esq., General Counsel, via telephone at 805-967-7611 or via electronic mail at tom.garcia@deckers.com.

Sincerely,

/s/ Thomas A. George
Thomas A. George
Chief Financial Officer
Deckers Outdoor Corporation

cc:     David Powers
Chief Executive Officer
Deckers Outdoor Corporation

Thomas Garcia, Esq.
General Counsel
Deckers Outdoor Corporation

Ryan C. Wilkins, Esq.
Stradling Yocca Carlson Rauth, P.C.